Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended

December 31, 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following Management’s Discussion and Analysis (MD&A) dated February 24, 2009 should be read in conjunction with the audited financial statements for the year ended December 31, 2008.

FORWARD-LOOKING INFORMATION
The MD&A is a review of our ﬁnancial condition and results of operations. Our ﬁnancial statements are prepared based upon Canadian Generally Accepted Accounting Principles (GAAP) and all amounts are in Canadian dollars unless speciﬁed otherwise.  Certain statements contained herein are forward-looking statements, including, but not limited to, statements relating to: the expected production performance of the Long Lake Project; OPTI Canada Inc.'s (OPTI) other business prospects, expansion plans and strategies; the cost, development and operation of the Long Lake Project and OPTI's relationship with Nexen Inc. (Nexen); OPTI's financial outlook respecting the estimate of the netback for Phase 1 of the Project; OPTI's anticipated financial condition and liquidity over the next 12 to 24 months; and our estimated future tax liability. Forward-looking information typically contains statements with words such as “intends,” "anticipate," "estimate," "expect," "potential," "could," “plan” or similar words suggesting future outcomes. Readers are cautioned not to place undue reliance on forward-looking information because it is possible that expectations, predictions, forecasts, projections and other forms of forward-looking information will not be achieved by OPTI. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties. A change in any one of these factors could cause actual events or results to differ materially from those projected in the forward-looking information. Although OPTI believes that the expectations reflected in such forward-looking statements are reasonable, OPTI can give no assurance that such expectations will prove to be correct.  Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by OPTI and described in the forward-looking statements or information.  The forward-looking statements are based on a number of assumptions which may prove to be incorrect.  In addition to other assumptions identified herein, OPTI has made assumptions regarding, among other things: market costs and other variables affecting operating costs of the Project;  the ability of the Long Lake Project joint venture partners to obtain equipment, services and supplies, including labour, in a timely and cost-effective manner; the availability and costs of financing; oil prices and market price for the Premium Sweet Crude (PSC™) output of the OrCrude™ Upgrader; foreign currency exchange rates and hedging risks;  government regulations and royalty regimes; and the degree of risk that governmental approvals may be delayed or withheld.  Other specific assumptions and key risks and uncertainties are described elsewhere in this document and in OPTI's other filings with Canadian securities authorities.

Readers should be aware that the list of assumptions, risks and uncertainties set forth herein are not exhaustive.  Readers should refer to OPTI's current Annual Information Form (AIF), which is available at www.sedar.com, for a detailed discussion of these assumptions, risks and uncertainties. The forward-looking statements or information contained in this document are made as of the date hereof and OPTI undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable laws or regulatory policies.

Reserve and Resource Estimates: The estimates of resources and of economically recoverable bitumen reserves contained herein are forward-looking statements. The estimates are based upon a number of factors and assumptions made as of the date on which the reserve and resource estimates were determined, such as geological and engineering estimates which have inherent uncertainties, the assumed effects of regulation by government agencies and estimates of future commodity prices and operating costs, all of which may vary considerably from actual results. All such estimates are, to some degree, uncertain and classifications of reserves are only attempts to define the degree of uncertainty involved. The estimates contained herein with respect to reserves and resources that may be developed and produced in the future have been based upon volumetric calculations and upon analogy to similar types of reserves and resources, rather than upon actual production history. Estimates based on these methods generally are less reliable than those based on actual production history. Subsequent evaluation of the same reserves and resources based upon production history will result in variations, which may be material, in the estimated reserves and resources.

Additional information relating to our Company, including our AIF, can be found at www.sedar.com.

FINANCIAL SUMMARY
In millions	Years ended December 31
	2008		2007	2006
Earnings (loss)	$(257)	(1)	$(9)	$(10)
Total oil sands expenditures (2)	775		961	1,056
Working capital (deficiency) (3)	(25)		271	554
Shareholders’ equity	$1,556		$1,816	$1,444
Common shares outstanding (basic)	195.9	(4)	195.4	172.7

Notes:
(1) Includes $392 million pre-tax asset impairment provision related to working interest sale to Nexen.
(2) Capital expenditures related to Phase 1 and future phase development. Capitalized interest, hedging gains/losses and non-cash additions or charges are excluded.

(3) Includes current portion of interest reserve account where applicable and amounts due in June 2009 in relation to our $150 million revolving debt facility.  This $150 million facility was repaid and cancelled in January 2009.

(4) Common shares outstanding at the end of 2008 after giving effect to the exercise of common share options would be approximately 203 million common shares.

OVERVIEW
OPTI Canada Inc. is a Calgary, Alberta-based company focused on developing major oil sands projects in Canada using our proprietary OrCrude™ process. Our first project, Phase 1 of the Long Lake Project (the Project), consists of 72,000 barrels per day of SAGD (steam assisted gravity drainage) bitumen production integrated with an upgrading facility. The Upgrader uses the OrCrude™ process combined with commercially available hydrocracking and gasification. Through gasification, this configuration substantially reduces the exposure to and the need to purchase natural gas. On a 100 percent basis, the Project is expected to produce 58,500 bbl/d of products, primarily 39 degree API Premium Sweet Crude (PSC™) with low sulphur content, making it a highly desirable refinery feedstock. Due to its premium characteristics, we expect PSCTM to sell at a price similar to West Texas Intermediate (WTI) crude oil. The Project is being operated in a joint venture with Nexen Inc. (Nexen).

PROJECT STATUS
First production of PSC™ from the Long Lake Project was achieved in January 2009. Preparation is underway to transition gasifier feed from vacuum residue to ashphaltenes, the final step in Upgrader commissioning. Synthesis gas from the Upgrader has been used in SAGD operations, decreasing operating costs by reducing the requirement for purchased third-party natural gas.  During the initial operating period, we expect periods of downtime but anticipate that the stability of operations will continue to improve. The Upgrader is currently gasifying but not producing PSC™ due to issues with water supply and treating but is expected to resume production in the near future.  Essentially all of the PSC™ produced to date has been used as diluent.

During the final commissioning phase, prior to the operation of the solvent deasphalting and thermal cracking units, there is a high percentage of diluent that feeds the Upgrader and continues to the hydrocracker, forming part of the PSC™ stream. We have produced over 20,000 bbl/d (gross) of on-spec PSC™, with between 10,000 and 12,000 bbl/d (gross) of this representing upgraded bitumen. The remainder represents diluent processed through the Upgrader. The percentage of diluent in the Upgrader feed will decrease as bitumen production increases.

We expect Upgrader capacity during ramp-up will be capable of processing all of the forecasted SAGD volumes and we expect the Project to reach full capacity of approximately 58,500 bbl/d of PSC™ and other products in 12 to 18 months.

The reservoir continues to perform as expected given the amount of steam we have injected. However, SAGD ramp-up has been affected by a variety of surface issues that have limited the amount of steam we have been able to inject into the reservoir over the past few months due to power disruptions, extreme cold weather, and water temperature and treating issues. Since steam injection rates directly impact bitumen production rates, and the ability to generate steam is currently limited, bitumen production is lower than previously expected. Solutions are being developed to place more heat into the front end of the steaming process to supplement the heat returns from the reservoir. Given steaming constraints, allocation of steam was necessary and accordingly only 32 of 81 well pairs are presently in production mode. January bitumen production averaged approximately 13,000 bbl/d (gross). As steam capacity increases, the remaining wells will be brought on-stream.

ADVANCING FUTURE PHASES
Our capital program for 2009 includes funds allocated to advance detailed engineering on the SAGD and Upgrader facilities for Phase 2 of the Project and also includes funds for additional core hole drilling to further delineate our nearer-term development leases.

Regulatory approval for Phases 2 and 3 of SAGD development at Long Lake (Long Lake South) was received in February 2009. Phase 2 sanctioning will depend on multiple factors including initial performance of Phase 1, receiving regulatory approval for Phase 2 SAGD operations, receiving clarity on proposed climate change regulations, developing cost estimates and an improved economic environment. We therefore do not expect to consider sanctioning Phase 2 until mid-2010 at the earliest.

COMPLETION OF ASSET SALE AND DEBT FACILITY AMENDMENT
On January 27, 2009, OPTI announced that we had completed the sale of a 15 percent working interest in our joint venture assets to our partner Nexen for $735 million. Effective January 1, 2009 , OPTI has a 35 percent working interest in all joint venture assets, including Phase 1 of the Project, all future phase reserves and resources, and future phases of development.

As a result of the asset sale, our revolving debt facilities were amended on January 27, 2009. Significant changes include:
•	$150 million revolving credit facility was repaid and cancelled;
•
$500 million revolving credit facility was reduced to $350 million, a total of approximately $400 million was repaid through February 17, 2009, and applicable interest rates were increased by approximately 2 to 4 percent depending on our debt ratings;

•
First lien to earnings before interest, tax, depreciation and amortization (EBITDA) covenant commences in the third quarter of 2009 with a maximum ratio 2.5:1 as defined in Note 10 to the audited financial statements for the year ended December 31, 2008 (previously the first quarter of 2009 and a ratio of 3.5:1);

•	Debt to capitalization ratio was increased to 70 percent from 65 percent also as defined in Note 10 to the audited financial statements for the year ended December 31, 2008; and
•	The Canadian measurement of our U.S. dollar-denominated debt was changed from a period end exchange rate to an average rate for the preceding quarter.

CORPORATE UPDATE
OPTI’s management team is transitioning as a result of the asset sale to Nexen.  David Halford, Chief Financial Officer, Mary Bulmer, VP Human Resources and Corporate Services, and Peter Duda, VP Operations will be leaving to pursue other business opportunities. They will remain with OPTI for various periods to continue to facilitate the transition.

Travis Beatty has been appointed Vice President, Finance and Chief Financial Officer of OPTI effective March 1, 2009. Mr. Beatty joined OPTI in 2002 as Controller and since then has also held the roles of Treasurer and Director, Planning. Mr. Beatty is a Chartered Accountant and a Chartered Financial Analyst, and holds a B.Comm from the University of Calgary.

Al Smith has been appointed Vice President, Marketing effective March 1, 2009. Mr. Smith joined OPTI in 2006 as Director, Marketing. Mr. Smith is a professional engineer in Alberta and is a member of both APEGGA and APEGBC. He holds a B.A.Sc. in Chemical Engineering from the University of Waterloo.

Going forward, OPTI’s senior management team will consist of: Sid Dykstra, President and Chief Executive Officer; Travis Beatty, VP Finance and CFO; Joe Bradford, VP Legal and Administration and Corporate Secretary; Bill King, VP Development; and Al Smith, VP Marketing.

RESERVES AND RESOURCES
OPTI has a significant presence in the Athabasca oil sands, with a 35 percent interest in over 385 sections of land on three leases:  Long Lake, Leismer and Cottonwood.  We believe our existing lands will support approximately 360,000 bbl/d of PSCTM production (126,000 bbl/d net to OPTI) from six phases including Long Lake Phase 1. Based on reserve and resource estimates, we believe there is potential for three phases at Long Lake, two phases at Leismer and one at Cottonwood. With a limited delineation program in the 2007/2008 winter drilling season, total reserve and resource volumes did not change significantly.

Reserves
McDaniel & Associates (McDaniel), our reserves and resources evaluator, has prepared a report evaluating the bitumen reserves and synthetic oil reserves of the Long Lake leases effective December 31, 2008. Due to the advanced nature of our Long Lake Phase 2 project, previously recognized Contingent Resources are now booked as probable and possible reserves.

For 2008, McDaniel has also recognized probable and possible reserves associated with lands outside the Phase 2 initial development area to include certain lands pertaining to Phase 3 development. This is due, in part, to the inclusion of Phase 3 lands in the Long Lake South Environmental Impact Assessment, requisite levels of delineation being met on the Phase 3 lands, as well as McDaniels’ confidence in the development of these lands now that Phase 1 is commercial.

The McDaniel evaluation of our lands recognizes the impact of upgrading on the resources. Most of the raw bitumen will be upgraded and sold as PSC™ and butane, and is shown as synthetic crude oil or butane reserves. Bitumen was sold prior to Upgrader start-up, is planned to be sold during periods of Upgrader downtime, and is shown as bitumen reserves.

The following table shows OPTI’s 50 percent working interest in the raw bitumen reserves and the corresponding sales volumes at December 31, 2008, prior to taking account of the sale of the 15 percent working interest.

2008 (prior to the sale of the 15 percent working interest)

	Raw Bitumen	Gross Sales Volumes
All volumes are millions of barrels		PSC™	Bitumen	Butane
Proven (1)	278	210	16	8
Proven plus probable (2)	1,054	827	22	32
Proven plus probable plus possible (3)	1,148	902	22	34

The following table shows OPTI’s 35 percent working interest in the raw bitumen reserves and the corresponding sales volumes as at December 31, 2008 after taking account of the sale of the 15 percent working interest.

2008 (subsequent to the sale of the 15 percent working interest)

	Raw Bitumen	Gross Sales Volumes
All volumes are millions of barrels		PSC™	Bitumen	Butane
Proven (1)	194	147	11	6
Proven plus probable (2)	738	579	15	22
Proven plus probable plus possible (3)	803	632	15	24

Notes to both reserve tables:
(1)
Proven reserves are those reserves that can be estimated with a high degree of certainty to be recoverable.  It is likely that the actual remaining quantities recovered will exceed the estimated proven reserves.

(2)
Probable reserves are those additional reserves that are less certain to be recovered than proven reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proven plus probable reserves.

(3)
Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. There is a 10 percent probability that the remaining quantities actually recovered will be greater than the sum of proven plus probable plus possible reserves.

Resources
In addition to estimating our reserves, McDaniel has estimated bitumen resources on all of OPTI’s lands including the Long Lake, the Leismer and the Cottonwood leases.  A summary of the additional resource estimates as at December 31, 2008, on a 50 percent working interest basis prior to taking into account the 15 percent working interest sale is shown below:

2008 (prior to the sale of the 15 percent working interest)

All volumes are millions of barrels	Raw Bitumen (1)
Remainder of Long Lake leases (2)	363
Leismer (2)	954
Cottonwood (3)	717
Total	2,033

The following table shows OPTI’s 35 percent working interest in the additional resource estimates after taking account of the sale of the 15 percent working interest.

2008 (subsequent to the sale of the 15 percent working interest)

All volumes are millions of barrels	Raw Bitumen (1)
Remainder of Long Lake leases (2)	254
Leismer (2)	668
Cottonwood (3)	502
Total	1,424

Notes to both resource tables:
(1)
These estimates represent the "best estimate" of our resources, are not classified or recognized as reserves, and are in addition to our disclosed reserve volumes. These resource estimates are categorized primarily as Contingent Resources, with some categorized as Prospective Resources. See Notes 2 and 3 below.

Contingent Resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political, and regulatory matters, or a lack of markets. It is also appropriate to classify as Contingent Resources the estimated discovered recoverable quantities associated with a project in the early evaluation stage. There is no certainty that it will be commercially viable to produce any portion of the Contingent Resources.

Prospective Resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from undiscovered accumulations by application of future development projects. Prospective Resources have both an associated chance of discovery and a chance of development. There is no certainty that any portion of the Prospective Resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the resources.

(2)
The resource estimates for Leismer and Long Lake are categorized as Contingent Resources. These volumes are classified as resources rather than reserves primarily due to less delineation and the absence of regulatory approvals, detailed design estimates and near-term development plans.

(3)
The resource estimate for Cottonwood is categorized as both Contingent and Prospective Resources. The estimate of 717 million barrels prior to the sale of the 15 percent working interest would be comprised of 274 MMbbl of Contingent Resources and 443 MMbbl of Prospective Resources. After taking account for the sale of the 15 percent working interest, the estimate of 502 million barrels is comprised of 192 MMbbl of Contingent Resources and 310 MMbbl of Prospective Resources. These Contingent Resource volumes are classified as resources rather than reserves primarily due to less delineation; the absence of regulatory approvals, detailed design estimates and near-term development plans; and less certainty of the economic viability of their recovery. In addition to those factors that result in Contingent Resources being classified as such, Prospective Resources are classified as such due to the absence of proximate delineation drilling.

NETBACKS
We provide a financial outlook of our estimated netback for Phase 1 of the Project that was last updated in our third quarter MD&A dated October 28, 2008. The netback calculation shown below is consistent with this most recent update and includes our estimates of revenue, royalties, operating costs and General and Administrative (G&A) expenses per barrel of product sold.

This financial outlook is intended to provide investors with a measure of the ability of our Project to generate netbacks assuming full production capacity. We believe that the ability of the Project to generate cash to fund interest payments and future phases of development is a key advantage of our Project and important to our investors. The netback measure is the most appropriate financial gauge to demonstrate this ability as corporate costs, interest, and other non-cash items are excluded from the calculation. The financial outlook may not be suitable for other purposes. Netbacks generated by our Project are expected to be lower than shown in this outlook in the years following start-up due to the lower production volumes during ramp-up and an initially higher steam-to-oil ratio (SOR). The netback calculation as presented is a non-GAAP measure. The closest GAAP measure to the netback calculation is cash flow from operations. However, cash flow from operations includes many other corporate items that affect cash and are independent of the operations of the Project.

The actual netbacks achieved by the Project could differ materially from these estimates. The material risk factors that we have identified toward achieving these netbacks are as outlined in the Forward-Looking Information section of this document and in our 2007 Annual Information Form (AIF).  In particular; the SAGD and Long Lake Upgrader facilities may not operate as planned; the operating costs of the Project may vary considerably during the operating period; our results of operations will depend upon the prevailing prices of oil and natural gas in the worldwide market and those prices can fluctuate substantially; we will be subject to foreign currency exchange fluctuation exposure; and our operating cash flows will be directly affected by the applicable royalty regime relating to our business.  The key assumptions relating to the netback estimate are set out in the notes beneath the table.

Estimated Future Project Netbacks(1)

In CDN$/bbl	Post-payout	Pre-payout
	$/bbl	$/bbl
Revenue(1,2)	$86.33	$86.33
Royalties and G&A(3)	(8.43)	(3.84)
Operating costs(4)
Natural gas(5)	(3.90)	(3.90)
Other variable(6)	(2.76)	(2.76)
Fixed	(12.82)	(12.82)
Property taxes and insurance(7)	(3.55)	(3.55)
Netback	$54.87	$59.46

Notes:
(1)
The per barrel amounts are based on the expected yield for the Project of 57,700 bbl/d of PSC™ and 800 bbl/d of butane, and assume that the Upgrader will have an on-stream factor of 96 percent. These numbers are cash costs only and do not reflect non-cash charges.  See “Forward-Looking Statements.”

(2)
For purposes of this projection, we assume a WTI price of US$75/bbl, foreign exchange rates of CDN$1.00 to US$0.85 and an electricity sales price of $106 per megawatt hour. Revenue includes sale of PSCtm, bitumen, butane and electricity.

(3)	Royalties are calculated based on a light/heavy differential of 30 percent of WTI. We anticipate payout for royalty purposes to occur in approximately 2022 based on the assumptions noted.
(4)	Costs are in 2009 dollars.
(5)	Natural gas costs are based on our long-term estimate for a SOR of 3.0.
(6)	Includes approximately $1.00/bbl for greenhouse gas mitigation costs based on an approximate average 20 percent reduction of CO2 emissions at a cost of $20 per tonne of CO2.
(7)	Property taxes are based on expected mill rates for 2009.

Sustaining capital costs required to maintain production at design rates of capacity are estimated to be approximately $8 to $9 per barrel of PSC™, assuming full design rate production adjusted for long-term on-stream expectations.  The netbacks as shown are prior to abandonment and reclamation costs.  We do not include these costs due to the long-term nature of our assets.

CAPITAL EXPENDITURES
Our financial condition to date has been affected primarily by capital expenditures in connection with the construction, commissioning and start-up of the Project, related financings and the capital expenditures associated with the development of future phases.

The Project is essentially complete as of December 31, 2008.  The remaining capital costs relate to the completion of the steam expansion project, expected in 2009, and the ash processing unit in the following year.  The cost to complete these two projects is approximately $45 million net to OPTI.

The table below identifies historical expenditures incurred by us in relation to the Project, other oil sands activities and other capital expenditures.

In millions	Year ended 2008	Year ended 2007	Year ended 2006
Long Lake Project - Phase 1
Upgrader	$282	$529	$476
SAGD	195	282	440
Sustaining capital and capitalized operations	164	54	-
Total Long Lake Project	641	865	916
Other oil sands activities	134	96	140
Total oil sands expenditures	775	961	1,056
Capitalized interest	177	130	47
Other capital expenditures	35	17	6
Realized gain on foreign currency hedging instruments	(114)	-	-
Total cash expenditures	875	1,108	1,109
Non-cash capital charges	309	(212)	66
Total capital expenditures	$1,184	$896	$1,175

For the year ended December 31, 2008, we incurred capital expenditures of $1,184 million. Phase 1 expenditures related to Upgrader and SAGD were primarily related to the completion of construction, commissioning and start-up of the Upgrader, and ongoing construction of the steam expansion project. Sustaining capital in 2008 related primarily to the installation of electric submersible pumps on some of our wells and engineering and resource delineation for future Phase 1 well pads.

For the year, our share of the net SAGD operations was a net cost of $101 million.  The SAGD operating results during the year were comprised of Premium Synthetic Heavy (PSH) sales of $268 million, power sales of $19 million, operating costs of $141 million, diluent and feedstock volumes consumed costs of $236 million and transportation costs of $11 million. These operating results reflect early stage SAGD operations and relatively low production volumes during the second half of 2008. During the three months ended September 30, 2008, our net SAGD operating results resulted in a cost of $5 million. During the three months ended December 31, 2008, our net SAGD operating results resulted in a cost of $96 million. The fourth quarter net operations costs were due in part to natural gas purchases of $22 million and diluent purchases of $70 million; with the start-up of the Upgrader in January 2009, these costs will largely be avoided. Continuing challenges with SAGD surface equipment also kept volumes relatively low in the quarter. As a result of the timing of certain of our purchases and light heavy spreads during the fourth quarter, our diluent costs approximated our revenue from PSH.  We will not have exposure to bitumen blend revenue or diluent costs in periods when the Upgrader is in normal operation.

The expenditures of $134 million for other oil sands activities during the year related to engineering costs and resource delineation for future phases. This was comprised primarily of $56 million related to engineering and regulatory work, $55 million related to core hole delineation and seismic costs associated with future phases of development and $7 million in contract cancellation costs related to a reduction in the scope of our 2008/2009 winter drilling program.

Capitalized interest includes interest of $160 million on our senior secured notes (Notes) and $17 million with respect to our revolving credit facilities. The other capital expenditures of $36 million in the period related primarily to $21 million on corporate assets and $15 million for costs associated with the working interest sale to Nexen.  Partially offsetting these costs is a realized gain of $114 million related to our foreign currency contracts.

The $309 million of non-cash capital charges related primarily to a $373 million capitalized translation loss with respect to the re-measurement of our U.S.-dollar-denominated long-term debt, cash and interest reserve account, and a charge of $25 million for capitalized future taxes. The $373 million translation loss was primarily the result of the translation to Canadian dollars of our $1,750 million U.S.-dollar-denominated debt, due to a change in the exchange rate from CDN$0.99 to US$1.00 at the end of 2007 to CDN$1.22 to US$1.00 at the end of 2008. The translation loss was partially offset by realized gains of $114 million and unrealized gains of $91 million on forward exchange hedging instruments.

RESULTS OF OPERATIONS
Year Ended December 31, 2008

In millions	2008	2007	2006
Interest income	$6	$13	$10

Impairment related to asset sale	392	-	-
General and administrative	18	14	10
Amortization and accretion	6	2	22
Financing charges	1	12	-
Realized loss (gain) on commodity contracts	(2)	-	-
Unrealized loss (gain) on commodity contracts	(67)	4	-
Future tax expense (recovery)	(85)	(9)	(12)

* Interest Income
For the year ended December 31, 2008 interest income decreased to $6 million from $13 million in 2007. The decrease was due to a decline in average cash and cash equivalent balances as well as lower interest rates on investments.

Expenses, gains and losses
* Impairment Related to Asset Sale
To consider impairment as of December 31, 2008, assets were grouped into categories of depreciable assets, resource assets and unproved properties based on the nature of the asset and an assessment of its depreciation basis. Each asset type was assessed individually for impairment.

We allocated the sales proceeds to each asset type based on an estimate of fair value. The sales proceeds allocated to depreciable assets were lower than the book value of the asset; as a result, an impairment before taxes of $392 million was recorded in 2008. The sales proceeds allocated to resource assets did not alter the depletion rate by greater than 20 percent and, as a result, no gain or loss was recorded. The sales proceeds for resource assets will be recorded as a reduction to book value as of completion of the sale in 2009. The sales proceeds for unproved properties will be recorded as a reduction to book value as of completion of the sale in 2009. All of the Company’s remaining assets were subject to a ceiling test and cost recovery test which concluded no further impairment existed.   The ceiling test is described in Note 2 of the financial statements.

With respect to the assets sold and the related impairment, there were a number of business conditions which led to the sale and the impairment. These factors include: restricted access to capital for OPTI as well as potential purchasers of our assets; relatively low and declining commodity prices during the second half of 2008; relatively low SAGD production volumes and delayed start-up of the Upgrader. We expect that as these conditions improve, the fair value of our assets will also increase.

* General and Administrative
For the year ended December 31, 2008, G&A expenses increased to $18 million from $14 million in 2007. The increase for 2008 is due to higher levels of corporate staffing.

* Amortization and Accretion
For the year ended December 31, 2008, amortization and accretion expenses were $6 million compared to $2 million in 2007. For 2008, the expense was primarily related to an increase in the amortization of corporate assets.

* Financing Charges
For the year ended December 31, 2008 financing charges were $1 million compared to $12 million in 2007. Financing charges relate to the new $150 million revolving debt facility established in June 2008 and to the issuance of US$750 million in senior secured notes in 2007.  Our policy is to expense financing costs as incurred.

* Realized Gain on Commodity Contracts
For the year ended December 31, 2008, we had a realized gain of $2 million related to our US$50/bbl commodity puts.

* Unrealized Loss (Gain) on Commodity Contracts
For the year ended December 31, 2008, we had a gain of $67 million compared to a loss of $4 million in 2007. The gain in 2008 was due to an increase in the fair value of our commodity contracts put in place for 2009 production. During 2008, spot prices for WTI decreased from approximately US$92/bbl at the beginning of the year to approximately US$41/bbl at year-end.

* Future Tax Expense (Recovery)
Future tax expense for the year ended December 31, 2008 is a recovery of $85 million compared with $9 million in the corresponding period of 2007. The recovery of future taxes in 2008 was primarily due to a reduction in book value associated with the impairment of assets and the realized cross currency swap gains, offset by future tax implications of foreign exchange movements and flow-through share renunciations.

* Foreign Exchange Hedging Instruments
OPTI is exposed to foreign exchange rate risk on our U.S.-dollar-denominated debt. To partially mitigate this exposure, we have entered into US$875 million of foreign exchange forwards to manage our exposure to repayment risk on our U.S.-dollar-denominated long-term debt. The forward contracts provide for the purchase of U.S. dollars and the sale of Canadian dollars at a rate of approximately CDN$1.17 to US$1.00 with an expiry in April 2010.  With respect to our U.S.-dollar-denominated debt, we believe that these forward contracts provide protection against a decline in the value of the Canadian dollar below CDN$1.17 to US$1.00 on a portion of our debt. The period-end value of the forwards is an asset of $32 million. As noted under “Liquidity”, the value of these derivatives affects our debt covenants as the value of these contracts is included in the measurement of our debt for covenant purposes.

During 2008, the fair value adjustment for each of these contracts at the end of each contract period is capitalized to property plant and equipment as the underlying debt instrument was used to fund development of our Project. The value of the currency derivatives increased from the inception of the contracts due to a weakening Canadian dollar as compared to the U.S. dollar. During the year ended December 31, 2008, we had a realized gain of $114 million

SELECTED ANNUAL INFORMATION

In millions (except per share amounts)	2008	2007	2006
Interest income	$6	$13	$10
Net loss	(257)	(9)	(10)
Net loss per share, basic and diluted	(1.31)	(0.05)	(0.06)
Total assets	4,558	3,837	3,374
Total long-term liabilities	2,656	1,831	1,773

The amount of interest income in each year is primarily the result of cash and cash equivalents available for investment. The amount of cash in each year is influenced by the size and timing of financing activities, as well as capital expenditures related to project development. The net loss has been influenced by increasing general and administrative expenses as well as fluctuations in future tax recoveries. Amortization expense increased significantly in 2007 as a result of the expensing of pre-financing costs associated with the cancellation of various credit facilities, thereby increasing the net loss for the year. During 2008, we recorded a before tax impairment of assets as a result of our working interest sale of $392 million and a total future tax recovery of $85 million. Our total assets have been increasing continuously as a result of expenditures on the Project and future phase development, offset by the asset impairment at December 31, 2008.  Increases in long-term financial liabilities are a result of a weaker Canadian dollar increasing the measurement amount of our U.S.-dollar-denominated debt and borrowings under our revolving credit facilities.
SUMMARY FINANCIAL INFORMATION

	2008				2007
In millions (except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Interest income	$2	$1	$1	$2	$3	$3	$2	$5
Net earnings (loss)	(250)	3	(8)	(2)	6	(13)	(2)	-
Earnings (loss) per share, basic and diluted	(1.27)	0.02	(0.04)	(0.01)	0.03	(0.07)	(0.01)	-

Quarterly variations in interest income are primarily the result of the amount of cash and cash equivalents available for investment during the applicable period. The amount of cash and cash equivalents is influenced by the size and nature of financing activities and the level of investing activities during the period. Earnings have been influenced by fluctuating interest income, increasing levels of G&A expenses and fluctuating future tax expense.  In the third quarter of 2007, we expensed financing charges of $11 million, which increased our loss during the period. During the fourth quarter of 2007, we had a $9 million recovery of future taxes primarily as a result of a reduction in the applicable federal tax rate that increased our earnings.  During the second quarter of 2008, we had a $6 million loss on commodity contracts that increased our loss during the period.  During the fourth quarter of 2008, we had a pre-tax asset impairment for accounting purposes related to our working interest sale of $392 million and a future tax expense recovery, primarily related to this impairment, of $85 million.

SHARE CAPITAL
At January 31, 2009, OPTI had 195,929,526 common shares and 7,150,116 common share options outstanding. The common share options have a weighted average exercise price of $13.14 per share.  At January 31, 2009, OPTI’s fully diluted shares outstanding were 203,079,642.

Effective November 2008, 5,991,000 common share warrants with an exercise price of $14.75 per share expired without being exercised. Effective June 2008, $202 million of call obligations with an exercise price of $2.20 per share expired without being exercised.

LIQUIDITY AND CAPITAL RESOURCES
Liquidity
For the year ended December 31, 2008, cash used by operating activities was $7 million, cash provided by financing activities was $651 million and cash used in investing activities was $747 million. These changes, combined with a gain on our U.S.-dollar-denominated cash of $9 million, resulted in a decrease in cash and cash equivalents during the year of $93 million.

During 2008 we funded our capital expenditures and ongoing start-up activities from existing working capital and borrowings under our credit facilities. In 2009, sales proceeds from the working interest sale to Nexen, operating cash flow and availability under our revolving credit facilities are expected to fund our capital expenditures.

After completion of the working interest sale to Nexen, the Company will have cash and unused credit facilities of approximately $450 million. In order to continue to access the revolving credit facility, we are required to meet a first lien to EBITDA covenant commencing in the third quarter of 2009.  The most significant risk to us not achieving this covenant is lower than expected bitumen production and associated PSC™ sales. Commodity pricing is a less significant risk in 2009 as a substantial portion of our production is hedged.  We have hedged 6,000 bbl/d at a net price of approximately US$76/bbl, which is a substantial portion of our expected 2009 PSC™ sales volume.  An additional 500 bbl/d of 2009 production is hedged with a US$77/bbl swap (risks associated with our hedging instruments are discussed in more detail under “Financial Instruments”, below). If we have lower than expected SAGD production or lower PSC™ sales, we may have to repay amounts outstanding under the revolving credit facility or may be prevented from further borrowings. The majority of our operating costs and interest costs are fixed. Aside from changes in the price of natural gas, our costs will neither decrease nor increase significantly as a result of fluctuations in WTI prices other than with respect to royalties, which increase at WTI prices higher than $55/bbl.

We have semi-annual interest payments of US$71 million in June and December of each year until maturity of the Notes in 2014. Also, we estimate our share of capital expenditures required to sustain production of Phase 1 at or near planned capacity for the Project will be approximately $60 million per year for the next five years. We expect to fund these payments from operating cash flow and from existing financial resources.

A significant portion of our capital budget for 2009 has been pre-funded.  As part of the working interest sale to Nexen, we provided $85 million to Nexen in January to be applied against our working interest share of the 2009 joint venture capital budget of $114 million net to OPTI.  On a gross basis, the budget is $325 million of which approximately $200 million relates to sustaining capital including the completion of an additional well pad, $100 million relates to Phase 2 engineering and $25 million relates to future phases and resource development.

Recent developments in capital markets have restricted our access to new debt and equity. Although our current financial resources are considered sufficient for the next 12 to 24 months, further deterioration of commodity prices, delays in ramp-up of SAGD production, or operating issues with the SAGD or Upgrader operations could result in additional funding requirements earlier than we have estimated.  Should the Company require such funding, it may be difficult to obtain such financing on reasonable terms.

If Phase 2 is sanctioned, which is not currently scheduled for consideration prior to mid-2010, we expect possible future capital requirements in excess of operating cash flows.  Unless we have stable operations at or near capacity for the Project and high commodity prices, such external financing requirements would be significant.  We expect that these financing requirements will come at a higher cost and contain more restrictions than the financings completed to date by OPTI.  Current market conditions would not support such a financing requirement so some improvement will be required in order to support such development.  In addition, our joint venture partner may evaluate the economics of future phases differently than we do and will likely have a different evaluation of the ability to fund this development.  As a result, Nexen may decide to proceed with development of future phases, which may result in OPTI having to reduce our working interest in such future phases.

Our debt facilities contain a number of provisions that serve to limit the amount of debt we may incur. With respect to our revolving credit facility, the key maintenance covenants are with respect to debt to capitalization and the ratio of debt outstanding under the revolving credit facility to EBITDA. Maintenance covenants are important as they are ongoing conditions that must be satisfied to provide continued access to the revolving credit facility.

The first lien to EBITDA covenant, as amended in January 2009, is measured quarterly and requires that this ratio is lower than 2.5:1 commencing for the quarter ended September 30, 2009. The first three measurements of EBITDA for this covenant will annualize EBITDA as measured from July 1, 2009, to the end of the applicable covenant period. Thereafter, EBITDA will be based on a trailing four quarters. Realized cash gains on commodity contracts, such as our existing puts and forwards, are included in EBITDA for the purposes of the covenant. If we are unable to generate sufficient EBITDA, we may be required to repay all or a portion of amounts outstanding under that facility or be unable to make additional borrowings under the revolving credit facility prior to the end of a covenant quarter or will be required to request and obtain approval for a waiver from our lenders under the facility.

The covenant as amended in January 2009 for debt to capitalization requires that we do not exceed a ratio of 70 percent as calculated on a quarterly basis.  The covenant is calculated based on the book value of debt and equity. The book value of debt is adjusted for the effect of any foreign exchange derivatives issued in connection with the debt that may be outstanding. At December 31, 2008, this means that our debt would be reduced by the value of our foreign exchange forward in the amount of $32 million. With respect to U.S.-dollar-denominated debt, for purposes of the debt to capitalization ratio, the debt is translated to Canadian dollars based on the average exchange rate for the quarter. The debt to capitalization is therefore influenced by the variability in the measurement of the foreign exchange forward, which is subject to mark to market variability and average foreign exchange rate changes during the quarter.

In respect of new borrowings under the $350 million revolving credit facility prior to reaching completion of the Project, we are required to have sufficient funds (including cash and undrawn revolver) to fund our share of remaining Project costs.

With respect to our senior secured notes, the covenants are in place primarily to limit the total amount of debt that OPTI may incur at any time. This limit is most affected by the present value of our total proven reserves using forecast prices discounted at 10 percent.  Based on our 2008 reserve report, as adjusted for our new working interest in the joint venture, we have sufficient capacity under this test to incur additional debt beyond our existing $350 million revolving credit facility and existing senior secured notes. Other leverage factors, such as debt to capitalization and total debt to EBITDA, are expected to be more constraining than this limitation.

Capital Resources
Our long-term debt currently consists of US$1,750 million of senior secured notes and a $350 million revolving credit facility.  At February 17, 2009, we have approximately $280 million of cash on hand and have drawn $87 million on our $350 million revolving credit facility.

At December 31, 2008, our cash resources included cash of $217 million. Our cash and cash equivalents are invested exclusively in money market instruments issued by major Canadian banks. At December 31, 2008, $486 million had been drawn on the $500 million revolving credit facility and $146 million had been drawn on the $150 million revolving credit facility. As of February 17, 2009, after using proceeds from the working interest sale to Nexen to fund a partial pay-down, $87 million remained outstanding on the $350 million revolving credit facility and our $150 million revolving credit facility had been repaid and cancelled.  We eliminated the working capital deficiency that existed at December 31, 2008 as a result of the completion of the working interest sale to Nexen on January 27, 2009.

CREDIT RATINGS
OPTI, OPTI's revolving credit facility and OPTI’s Notes are currently rated by Moody’s Investor Service (Moody’s) and Standard and Poors (S&P).  Please refer to the table below for the respective ratings.

Type of Security	Moody's	S&P
OPTI Corporate Rating	B1	B+
Revolving Credit Facility	Ba3	BB
8.25% Notes	B2	BB
7.875% Notes	B2	BB

The Moody’s ratings have been under review for potential downgrade by Moody’s since November 2008.  The S&P ratings have been on credit watch with negative implications since November 2008.

A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating organization.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS
Commitments for contracts and purchase orders at December 31, 2008, related to project development are $22 million based on a working interest of 50 percent.

During the 12 months ended December 31, 2008, our long-term debt increased by $486 million due to borrowings under our $500 million revolving credit facility and the short-term portion increased by $146 million due to borrowings on our $150 million revolving credit facility.

The following table shows our contractual obligations and commitments related to financial liabilities at December 31, 2008. This table is prior to the January 2009 working interest sale to Nexen, which would reduce payments under our capital leases, operating leases and contracts and purchase orders by 30 percent.

In millions	Total	< 181 days	181- 365 days	2010-2011	2012-2013	2014 or later
Accounts payable and accrued liabilities	$ 200	$ 195	$ 5	$ -	$ -	$ -
Short-term debt(1)	146	146	-	-	-	-
Long-term debt (Notes)(2)	3,166	86	86	345	345	2,304
Long-term debt (Revolving)(3)	486	136	-	350	-	-
Capital leases(4)	106	2	3	9	8	84
Operating leases and other commitments(5)	115	6	7	28	29	45
Contracts and purchase orders(6)	22	22	-	-	-	-
Total commitments	$ 4,241	$ 593	$ 101	$ 732	$ 382	$ 2,433

Notes:
(1)	Consists of CDN$146 million of borrowings on our short-term revolving debt facility. This facility was repaid and cancelled in January 2009.
(2)	Consists of US$1,000 million and US$750 million under our Notes. Amounts represent scheduled principal and interest payments.
(3)
Consists of $486 million drawn on the revolving credit facility. The repayment represents only the required reduction to reduce the facility to $350 million in January 2009 and the final repayment of the facility at its scheduled maturity in 2011. In addition, we are contractually obligated for interest payments on borrowings and standby charges in respect to undrawn amounts under the revolving credit facility, which are not reflected in the above table as amounts cannot be estimated due to the revolving nature of the facility and variable interest rates. See “Liquidity” section for repayments completed as part of working interest sale.

(4)	Consists of our share of future payments under our product transportation agreements with respect to future tolls during the initial contract term at a working interest of 50 percent.
(5)
Consists of our share of payments under our product transportation agreements with respect to future tolls during the initial contract term at a working interest of 50 percent. This amount also includes our share of future commitments with respect to rail traffic transportation assuming a 50 percent working interest.

(6)	Consists of our share of commitments associated with contracts and purchase orders in connection with the Project and our other oil sands activities.

OFF-BALANCE-SHEET ARRANGEMENTS
We have no off-balance-sheet arrangements.

CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
The Chief Executive Officer and the Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures (DC&P), as such term is defined in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, for OPTI. They have, as at the financial year ended December 31, 2008, designed such DC&P, or caused them to be designed under their supervision, to provide reasonable assurance that information required to be disclosed by OPTI in its annual filings, interim filings or other reports filed or submitted by OPTI under applicable securities legislation is recorded, processed, summarized and reported within the time periods specified in applicable securities legislation and that all material information relating to OPTI is made known to them by others, particularly during the periods in which OPTI's annual and interim filings are being prepared.

Under the supervision of the Chief Executive Officer and the Chief Financial Officer, OPTI conducted an evaluation of the effectiveness of our DC&P as at December 31, 2008. Based on this evaluation, the officers concluded that as of December 31, 2008, OPTI's disclosure controls and procedures provide reasonable assurance that information required to be disclosed by OPTI in its annual filings, interim filings or other reports that we file or submit under applicable securities legislation is recorded, processed, summarized and reported within the time periods specified in such legislation and that these controls and procedures also provide reasonable assurance that material information relating to OPTI is made known to our Chief Executive Officer and Chief Financial Officer by others.

It should be noted that while our officers believe that OPTI’s disclosure controls and procedures provide a reasonable level of assurance with regard to their effectiveness, they do not expect that the disclosure controls and procedures or internal controls over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, but not absolute, assurance that the objectives of the control system are met.

Internal Controls over Financial Reporting
The Chief Executive Officer and the Chief Financial Officer are responsible for establishing and maintaining internal control over financial reporting (ICFR), as such term is defined in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, for OPTI. They have, as at the financial year ended December 31, 2008, designed ICFR, or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.  The control framework our officers used to design OPTI's ICFR is the Internal Control -- Integrated Framework (COSO Framework) published by The Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Under the supervision of the Chief Executive Officer and the Chief Financial Officer, OPTI conducted an evaluation of the effectiveness of our ICFR as at December 31, 2008 based on the COSO Framework. Based on this evaluation, the officers concluded that as of December 31, 2008, OPTI's ICFR provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

There were no changes in our internal control over financial reporting during the year ended December 31, 2008 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

CRITICAL ACCOUNTING ESTIMATES
Capital Assets
We capitalize costs in connection with the development of oil sands projects. The measurement of these costs at each financial statement date requires estimates to be made with respect to construction progress, materials procurement and drilling progress. An increase in the measurement amount of these items would increase our property, plant and equipment and accrued liabilities accordingly.

Capital assets are reviewed for impairment whenever events or conditions indicate that the net carrying amount may not be recoverable from estimated future cash flows.  We have evaluated the book value of our assets in connection with the working interest sale to Nexen.  We have determined that the related assets sold were impaired as of December 31, 2008 and as a result recorded a loss of $392 million.  We have also evaluated the remaining assets and determined that these costs are recoverable based on our ceiling test as described in our accounting policies.

The quantity of reserves is subject to a number of estimates and projections, including assessment of engineering data, projected future rates of production, characteristics of bitumen reservoirs, commodity prices, foreign exchange rates, operating costs and sustaining capital expenditures. These estimates and projections are uncertain as we do not have any commercial production history to assist in the development of these forward-looking estimates. However, all reserve and associated financial information is evaluated and reported on by a firm of qualified independent reserve evaluators in accordance with the standards prescribed by applicable securities regulators.

The calculation of future cash flows based on these reserves is dependent on a number of estimates, production volumes, facility performance, commodity prices, royalties, operating costs, sustaining capital and foreign exchange rates. The price used in our assessment of future cash flows is based on our independent evaluators’ estimate of future prices and evaluated for reasonability by OPTI against other available information.  Although the future prices used are significantly higher than current prices, we believe these prices are reasonable estimates for a long-term outlook.  In addition, lower prices could be used without resulting in any additional impairment.  Different or significantly lower price assumptions could result in a ceiling test impairment.  Impairment and a corresponding loss would be recognized in earnings in the period in which capitalized costs exceeded estimated future cash flows.

Asset Retirement Obligations
We measure asset retirement obligations at each financial statement date. The estimate is based on our share of costs to reclaim the resource assets and certain facilities related to the Project as well as other resource assets associated with future phases. The liability is primarily related to reclamation of the SAGD facility and drilling assets. To determine the future value of the liability, we estimate the amount, timing and inflation of the associated abandonment costs.  We then calculate the present value of the cost to record the current asset retirement obligation using a credit-adjusted risk-free rate. In some cases, due to the long-lived nature of the asset, the timing of future abandonment cannot be made and no asset retirement obligation is recorded. Due to the long-term nature of current and future project developments, abandonment costs will be incurred over many years in the future. As a result of these factors, different estimates could be used for such abandonment costs and the associated timing. Assumptions of higher future abandonment costs, higher inflation, higher credit-adjusted risk-free rates or an assumption of earlier or specified timing of abandonment would cause the asset retirement obligation and corresponding asset to increase. These changes would also cause future accretion expenses to increase and future earnings to decrease.

Future Taxes
We measure our future tax asset or liability based on estimates of temporary differences between our book and tax assets. In addition, an estimate is required for both the timing and tax rate of this reversal. Should these estimates change, it could impact the measurement amount of our asset or liability as well as future tax recovery or expense and earnings. These estimates would not impact cash flow from operations.  At December 31, 2008, we have recorded a future tax asset.  The recognition of a future tax asset requires further estimates that these taxes will be recoverable in the future.  We have estimated future cash flow based on reports from our independent engineers and concluded that, more likely than not, we will be able to earn taxable earnings in excess of the future tax asset that we have recorded.

ACCOUNTING POLICIES
On January 1, 2008, we adopted the following Canadian Institute of Chartered Accountants (CICA) standards: Section 1535 “Capital Disclosures,” Section 3862 “Financial Instruments – Disclosures,” and Section 3863 “Financial Instruments – Presentation.”

Section 1535 requires the disclosure of OPTI’s objectives, policies and processes for managing capital. This includes qualitative information regarding OPTI’s objectives, policies and processes for managing capital and quantitative data about what OPTI manages as capital. These disclosures are based on information that is used internally by our management.

Sections 3862 and 3863 replace Section 3861 “Financial Instruments – Disclosure and Presentation,” which revises financial instruments disclosure requirements and leaves unchanged the presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how OPTI manages those risks.

There is no impact on our financial position or results of operations as a result of the adoption of these sections.

NEW ACCOUNTING PRONOUNCEMENTS
The CICA issued a new accounting standard Section 3064 “Goodwill and Intangible Assets” which OPTI will adopt for the reporting period beginning January 1, 2009. This standard replaces Section 3062 “Goodwill and Other Intangible Assets” and Section 3450 “Research and Development Costs.” The new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets are equivalent to the corresponding provisions of International Financial Reporting Standard (IFRS) IAS 38, “Intangible Assets.” Emerging Issues Committee (EIC) 27 “Revenues and Expenditures During the Pre-Operating Period” is no longer applicable for OPTI as we have adopted CICA 3064. Accounting Guidelines (AcG) 11 “Enterprises in the Development Stage” is amended to delete references to deferred costs and to provide guidance on development costs as intangible assets under Section 3064.

As a result of these changes and the adoption of these new standards, OPTI will expense certain previously capitalized costs with retroactive effect on January 1, 2009 with a corresponding increase to opening deficit. The opening deficit will be increased by approximately $75 million.  This increase will be comprised of deferred costs related to SAGD start-up activities, translation of OPTI’s U.S.-dollar debt, offset by gains related to financial derivatives associated with OPTI’s debt and by a recovery of future tax expense.

IFRS
The Canadian Accounting Standards Board has announced that Canadian Generally Accepted Accounting Principles (GAAP) no longer apply for all publically accountable enterprises as of January 1, 2011. From that date forward, OPTI will be required to report under International Financial Reporting Standards (IFRS) as set out by the International Accounting Standards Board (IASB). Any adjustments resulting from a change in policy are applied retroactively with corresponding adjustment to opening retained earnings.

OPTI is currently in the initial stages of planning for the IFRS transition. A formal changeover plan has not been approved by management. We are currently evaluating potential areas impacted by the new standards including adoption criteria as prescribed under IFRS1 – First-Time Adoption of International Financial Reporting Standards.

Business Impact of IFRS
OPTI has recorded a pre-tax asset impairment for accounting purposes of $392 million with respect to the working interest sale to Nexen.  Under IFRS this loss would have been significantly higher as all of OPTI’s assets would have been considered impaired based on the implied valuation. IFRS permits subsequent recovery of such write downs in future periods to the extent that fair value increases. Therefore, the cumulative effect of the Nexen working interest sale at the date of adoption on January 1, 2011 will depend on a fair value assessment of the assets as of December 31, 2010.

FINANCIAL INSTRUMENTS
The Company considers its risks in relation to financial instruments in the following categories:

Credit Risk
Credit risk is the risk that counterparty to a financial instrument will not discharge its obligations, resulting in a financial loss to the Company. The Company has policies and procedures in place that govern the credit risk it will assume. We evaluate credit risk on an ongoing basis including an evaluation of counterparty credit rating and counterparty concentrations measured by amount and percentage. Our objective is to have no credit losses.

The primary sources of credit risk for the Company arise from the following financial assets: (1) cash and cash equivalents; (2) accounts receivable; and (3) derivatives contracts. The Company has not had any credit losses in the past and the risk of financial loss is considered to be low given the counterparties used by the Company. As at December 31, 2008, the Company has no financial assets that are past due or impaired due to credit-risk-related defaults.

Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet obligations associated with financial liabilities. Our financial liabilities are comprised of accounts payable and accrued liabilities, long-term debt and obligations under capital leases. The Company frequently assesses its liquidity position and obligations under its financial liabilities by preparing regular financial forecasts. We mitigate liquidity risk by maintaining a sufficient cash balance as well as maintaining sufficient current and projected liquidity to meet expected future payments. Our financial liabilities arose primarily from the development of the Project. As at December 31, 2008, the Company has met all of the obligations associated with its financial liabilities.  As noted under “Liquidity,” continued access to our revolving credit facility is a key liquidity risk.

Market Risk
Market risk is the risk that the fair value (for assets or liabilities considered to be held for trading and available for sale) or future cash flows (for assets or liabilities considered to be held-to-maturity, other financial liabilities, and loans and receivables) of a financial instrument will fluctuate because of changes in market prices. We evaluate market risk on an ongoing basis. We assess the impact of variability in identified market risks on our medium-term cash requirements and impact with respect to covenants on our credit facilities. At December 31, 2008, we had mitigation programs to reduce market risk related to foreign exchange and commodity price changes. Changes in these market risks related to foreign exchange would not have had an impact on our earnings as translation gains and losses on our U.S.-dollar debt and related hedging activities were capitalized. The primary market risks related to our commodity contracts relates to future estimated prices for WTI. A $5 change in estimated future WTI prices would change our unrealized loss by approximately $10 million in U.S. dollars at December 31, 2008 as a result of an estimated change in the value of our commodity contracts.

The following sections describe these risks in relation to the Company’s key financial instruments.

* Cash and Cash Equivalents
The Company has cash deposits with Canadian banks and has money market investments. Counterparty selection is governed by the Company’s Treasury Policy, which limits concentration of investments and requires that all instruments be rated as investment grade by at least one rating agency. As at December 31, 2008 the amount in cash and cash equivalents was $217 million and the maximum exposure to a single counterparty was $51 million which is guaranteed by a Canadian bank.

At December 31, 2008, the remaining terms on investments made by the Company are less than 90 days with interest fixed over the period of investment. Maturity dates for investments are established to ensure cash availability for project development and interest payments. Investments are held to maturity and the maturity value does not deviate with changes in market interest rates.

Our cash balances are currently invested almost exclusively in money market instruments with major Canadian banks in the form of banker’s acceptances or term deposits. These instruments are widely offered by banks we deal with and are considered direct obligations of the banks that offer them. We manage our exposure to these banks in two primary ways: by limiting the amount invested with a single issuer or guarantor and by investing for relatively short periods of time. We do not expect any investment losses based on these money market investments.

* Accounts Receivable
Our accounts receivable includes amounts due from Nexen Inc. related to project development and Nexen Marketing related to marketing activities, interest earned but not received on money market investments, and amounts due from the Canada Revenue Agency in relation to GST refunds. The amounts due from Nexen increased significantly subsequent to year-end as a result of the completion of the working interest sale.  The agreement included $85 million as a pre-funded amount for 2009 development activities. These funds will be released as work is completed on the 2009 joint venture capital program. OPTI is entitled to a refund of such dollars or contribution of further dollars in the event that OPTI’s working interest share of 2009 joint venture capital expenditures is less than or exceeds $85 million. The Company’s credit risk in regard to accounts receivable therefore relates primarily to the risk of default by Nexen, which has an investment-grade corporate rating from Moody’s Investor Service, and by financial institutions with an investment grade rating. Therefore, we estimate the risk of credit loss as low.

* Accounts Payable and Accrued Liabilities
Accounts payable and accrued liabilities are comprised primarily of amounts due in respect of development of the Project and certain other corporate expenses. Payment terms on these amounts are typically 30 to 60 days from receipt of invoice and generally do not bear interest. The Company has met its obligations in respect of these liabilities. As at December 31, 2008 accounts payable and accrued liabilities were $200 million.

* Debt and Obligations under Capital Lease
The terms of the Company’s debt and obligations under capital lease are described in the notes to our audited financial statements as at December 31, 2008. The Company has met its obligations in respect of these liabilities. The Company accounts for its borrowings under all of its long-term debt and obligations under capital lease on an amortized cost basis. As at December 31, 2008 long-term debt was $2,618 million, short-term debt was $146 million and obligations under capital leases were $30 million.

The revolving credit facilities are variable interest rate facilities with borrowing rates and duration established at the time of the initial borrowing or subsequent extension. Our current borrowings have an approximate initial term of 90 days and therefore fluctuations in the value of such borrowings are not material during the term they are outstanding. The Company is exposed to interest rate changes if and when it extends each borrowing. The extent of the exposure to interest rate risk depends on the amount outstanding under the facility. As at December 31, 2008, there was $486 million drawn under the $500 million revolving credit facility and $146 million drawn under the $150 million revolving credit facility.  As described under ”Capital Resources,” these amounts were reduced in early 2009.  During 2008, a 1 percent change in interest rates would not have had a material impact on the interest expense due to the fixed nature of our senior notes and relatively low average balance of our revolving credit facilities.

Our senior secured notes are comprised of US$1,750 million of debt which has fixed U.S. dollar semi-annual interest payments. Changes in the exchange rate between the Canadian dollar and U.S. dollar impact the carrying value of the senior secured notes. A US$0.01 change in the exchange rate will impact the carrying value of the senior secured notes by approximately US$18 million. A US$0.01 change in the exchange rate will change our interest costs by approximately US$1.4 million. The exposure to exchange rate fluctuations has been partially mitigated by the forward contracts described under “Foreign Exchange Hedging Instruments.” These changes also influence our compliance with debt covenants as described under ”Liquidity.”

* Derivative Contracts
The Company periodically uses derivative contracts to hedge certain of the Company’s projected operational or financial risks. In the past, such instruments have involved the use of interest rate swaps, cross-currency interest swaps, currency-forward contracts and crude oil put options. Derivative contracts outstanding at December 31, 2008 are described in the notes to our audited financial statements as at December 31, 2008. These instruments are designated as held-for-trading and are measured at fair value at each financial statement date.

As at December 31, 2008, we had US$875 million of foreign currency forwards to manage a portion of the exposure to the foreign exchange variations on the Company’s long-term debt. Changes in the exchange rate between Canadian and U.S. dollars change the value of these instruments. The foreign currency forwards at December 31, 2008 had a fair value of $32 million. The foreign exchange forwards are measured by the present value of the difference between the settlement amounts of the foreign currency forwards as measured in Canadian dollars. The counterparties to the foreign currency forwards are major Canadian and international banks. Our exposure to non-payment from any single institution is less than 25 percent of the value of the forwards.

The fair value of the foreign currency forwards is determined by calculating the present value of the existing contract as measured in Canadian dollars in reference to established market rates, primarily foreign exchange rates at the end of the year and discounted at market interest rates. The foreign currency forwards were valued primarily using a period-end foreign exchange rate of 1.22. Based on the active market for the underlying market variables used in the valuation, we do not believe other market assumptions with respect to these variables could result in a materially different valuation than the one we have determined. This conclusion is supported by an internal comparison completed by OPTI to compare the valuation provided by each counterparty to the forwards. The value of the foreign currency forwards would change by approximately $8 million for each $0.01 change in the foreign exchange rate between U.S. and Canadian dollars.  This change would have a corresponding impact on capitalized costs in 2008 and on our earnings before taxes in 2009.

We have established commodity hedging contracts to mitigate the Company’s exposure of future operations to decreases in the price of its synthetic crude oil. The Company has chosen to use put options and commodity price swaps to mitigate a portion of the exposure. As at December 31, 2008 the Company had deferred premium put options covering 2.2 million barrels of 2009 production at a price of US$80/bbl (deferred premiums to be paid on the expiration of the option are $4/bbl); and commodity price swaps covering 0.2 million barrels of 2009 production at a price of US$77/bbl. The value of these financial instruments as at December 31, 2008 was an asset of $78 million. The counterparties to the commodity hedges are major Canadian and international banks. Our exposure to non-payment from any single institution is approximately 60 percent of the value of the commodity hedge, which is due from a major Canadian bank.

The fair value of the commodity hedges is determined by calculating the present value of the existing contract as measured in Canadian dollars in reference to established market rates, primarily future estimated prices for WTI and period-end foreign exchange rates. Based on the active market for the underlying market variables used in the evaluation, we do not believe other market assumptions with respect to these variables could result in a materially different valuation than the one we have determined. This conclusion is supported by an internal comparison completed by OPTI to compare the valuation provided by each counterparty to the contract. The value of the commodity hedges would change by approximately US$2 million for each US$1/bbl change in future estimated prices for WTI. This change would have a corresponding impact on our earnings before taxes for the year.

We view the credit risk of these counterparties as low due to the diversification of the instrument with a number of banks.

RISK FACTORS
Readers should be aware that the list of assumptions, risks and uncertainties set forth herein are not exhaustive. Readers should refer to OPTI's current Annual Information Form (AIF), which is available at www.sedar.com, for a detailed discussion of these assumptions, risks and uncertainties.

Market Risks
We are involved in a capital intensive industry.  Oil sands development requires significant investment prior to any cash being returned to the business in the form of operating cash flow. Our development cycle for each phase can be greater than five years. This means significant external capital may be required. In addition, a combination of poor operating results, requirement for major repairs or improvements to our facilities and low commodity prices could require us to seek additional capital during 2009. Recent developments in the banking sector and the economy as a whole have meant such capital may be restricted in terms of size, extremely expensive in historical terms, or not available at all. Although the recent asset sale to Nexen has improved our short-term financial position, there is no assurance that, should we require additional capital in the future, we will be able to obtain such financing on a timeline suitable for OPTI.

Risk Factors During Operations
* Oil Prices and Foreign Exchange
Our financial results will be dependent upon the future price of crude oil. Oil prices fluctuate significantly in response to regional, national and global supply and demand factors beyond our control. Political and economic developments around the world can affect world oil supply and oil prices.

The Long Lake Upgrader will ultimately produce a fully upgraded product called PSCTM. The price we will receive for PSC™ will be dependent on the demand for it and will primarily be influenced by changes in the market price for WTI, which is influenced by global market factors. To a lesser extent, the price we receive for PSCtm will be affected by regional factors such as supply of other synthetic and conventional crude oils. Although we expect PSCtm to trade at a price similar to WTI, PSCtm will be a new synthetic crude oil product and no assurance can be given as to its price and marketability. We have engaged Nexen Marketing, which has extensive experience in marketing synthetic crude, to sell all of our production from the Long Lake Project.

After the Long Lake Upgrader start-up and during periods when the Upgrader is not operating, including planned and unplanned maintenance and repair, we may be unable to upgrade the bitumen produced by the Project. During these periods, bitumen would be mixed with diluent and sold as a bitumen blend. The blend would be priced significantly lower than conventional light oil or PSCtm.

Our future results of operations will be impacted by certain factors outside of our control, such as the gravity and quality of the bitumen produced from the Long Lake leases, which can ultimately determine the amount of syngas and PSCtm produced from the Long Lake Upgrader.

Crude oil prices are generally based on a U.S.-dollar market price, while most of our operating and capital costs are denominated in Canadian dollars. Fluctuations in exchange rates between the U.S. and Canadian dollars result in foreign currency exchange exposure. Therefore, changes in the exchange rate will affect the price we receive for PSCtm. We have protected a portion of this exposure to oil price fluctuation from our commodity contracts and have no protection from foreign exchange rates fluctuations related to the sale of our products.

* Operating Risk
The performance of the SAGD operation, the Long Lake Upgrader, or both may differ from our expectations. There are many factors related to the characteristics of the reservoir and SAGD operating facilities that could cause bitumen production to be lower than anticipated.

The Long Lake Upgrader is comprised of a number of facilities that upgrade bitumen, in part using high pressure and temperature. There are inherent risks in the initial and ongoing operation of our facility. The processing of hydrocarbons requires intensive planning and execution expertise. Problems during this process could result in increases to cost, reduced production or damage to facilities. All of these factors could negatively affect our results from operations.

* Non-operator
Nexen is the operator of the Long Lake Project. We rely on Nexen’s operating expertise to generate cash flow from the Project and to provide information on the status and results of operations. There are no assurances that Nexen will be able to generate financial results from the Project or that Nexen will be able to provide adequate financial and operational information on a timely basis.

* Natural Gas
During commercial operations, we will require a significant amount of natural gas to provide energy to generate steam for SAGD operations. The integrated Project design has mitigated a large amount of the risk, as syngas is expected to be produced through the gasification process and will be used to provide energy to the steam generation facilities. The amount of third-party natural gas purchases required is largely determined by the SOR that is required for SAGD production. If the SOR is higher than anticipated, we may be required to purchase natural gas beyond existing forecasted levels at prevailing market rates. This would cause our operating costs to increase and reduce our earnings.

* Reserves and Resources
There are numerous uncertainties inherent in estimating quantities of reserves and resources, including many factors beyond our control, and no assurance can be given that the indicated level of reserves or resources or recovery of bitumen will be realized. In general, estimates of resources and of economically recoverable bitumen reserves are based upon a number of factors and assumptions made as of the date on which the reserve and resource estimates were determined, such as geological and engineering estimates that have inherent uncertainties, the assumed effects of regulation by governmental agencies and estimates of future commodity prices and operating costs, all of which may vary considerably from actual results. All such estimates are, to some degree, uncertain and classifications of reserves are only attempts to define the degree of uncertainty involved. For these reasons, estimates of the economically recoverable bitumen, the classification of such reserves based on risk of recovery, prepared by different engineers or by the same engineers at different times, may vary substantially.

The estimates with respect to reserves and resources that may be developed and produced in the future have been based upon volumetric calculations and upon analogy to similar types of reserves and resources, rather than upon actual production history. Estimates based on these methods generally are less reliable than those based on actual production history. Subsequent evaluation of the same reserves and resources based upon production history will result in variations, which may be material, in the estimated reserves and resources.

Reserve and resource estimates may require revision based on actual production experience. Such figures have been determined based upon assumed oil prices and operating costs. Market fluctuations of oil prices may render uneconomic the recovery of certain grades of bitumen. Also, short-term factors relating to oil sands resources may impair the profitability of the Project in any particular period.

Should the reserve estimate change in future periods, there could be a material impact on the fair value of our securities, our results of operations and our ability to obtain financing.

* Commodities Risk
During regular operations, our exposure to natural gas prices is reduced as the Long Lake Upgrader is expected to generate syngas, which will be used instead of natural gas. In the long-term, we expect approximately two thirds of our natural gas requirements will be generated by syngas with approximately one third being supplied from purchased natural gas. Although we expect stable Upgrader operations, during periods of Upgrader downtime we have significant exposure to natural gas prices. During these periods, virtually all of the energy required to generate steam for the SAGD operations will be from the purchase of natural gas.

During periods when the Upgrader is not in operation, we will be producing raw bitumen from the SAGD process. These bitumen barrels will be blended with a purchased diluent and sold as a bitumen blend. The price per barrel of purchased diluent will approximate WTI. The price we receive for this bitumen blend may vary widely and may be at a significant discount to WTI. At low commodity prices and high differentials between light oil and heavy oil in Northern Alberta as experienced in late 2008, the revenue we receive for bitumen blend may approximate the cost of the diluent.

Project Development Risk
* Financing Risk
Continuing access to our revolving credit facility is critical to our financial position, as noted under “Liquidity,” and there are risks of failure to meet covenants that would impair this access. The development of oil sands projects in connection with the Project and our multi-stage expansion plan requires a significant amount of capital investment that occurs over a number of years. We currently do not have the capital or committed financing necessary to complete our future phases of development and we expect to need to complete additional debt or equity financing to obtain the funds necessary to complete future phases. The cost of additional financing may not make future projects economically feasible.

* Regulatory Risk
We are subject to extensive Canadian federal, provincial and local laws and regulations governing exploration, development, transportation, production, exports, occupational health, protection and reclamation of the environment, safety and other matters.

Completed phases of the Project will produce greenhouse gases (GHGs) and other industrial air pollutants. The Canadian federal government has released a framework that outlines proposed new requirements governing the emission of GHGs and other industrial pollutants. It is possible that new federal or provincial requirements with respect to GHGs and industrial air pollutants will be imposed. This may require additional funding or facilities to comply with such requirements.

* Risks to Future Phase Development
We have announced phased development for up to five additional phases of projects of a similar size to the Project. The development of these phases is subject to a number of risks, primarily in the areas of resource extent and quality, cost, execution, long-term commodity price expectation and regulatory approval. If the estimates of costs to complete these future phases are higher than anticipated, these future phases may be deferred or cancelled. The execution of these future phases requires specialized labour, module construction, engineering expertise and construction management. As oil sands development in Alberta has been and may be in the future at high levels of development activity, some or all of these resources may not be available to us on the schedule that we require, which could delay future development.  We have regulatory approval for the Phase 2 upgrader, but do not have regulatory approval for any future phase of SAGD development or upgraders. These regulatory approvals may delay or restrict our development of future phases.

* Infrastructure Risk
The Project will depend on successful operation of certain infrastructure owned and operated by others, including, without limitation:
•	pipelines for the transportation of feedstocks and petroleum products to be sold ;
•	pipelines for the transportation of natural gas;
•	a railway spur for the transportation of products and byproducts including sulfur;
•	disposal facilities for by-products of the Project (e.g. sulphur); and
•	electricity transmission systems for the provision and/or sale of electricity.

The failure of any or all of these utilities to supply service will negatively impact the operation of the Project which, in turn, may have a material adverse effect on our business or results of operations.